Pro forma Financial Statements

On April 23, 2007, Globecomm Systems Inc. (the “Company”) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Lyman Bros., Inc., a Utah corporation (“Lyman”), and GlobalSat, LLC, a Maryland limited liability company and a wholly-owned subsidiary of Lyman Bros., Inc. (“GlobalSat”). The Purchase Agreement provides for the acquisition of substantially all of the assets and the assumption of certain liabilities of GlobalSat (the “Assets”), and the acquisition of 100% of the equity interests of Lyman Maryland Properties, LLC, a Utah limited liability company, and Turbo Logic Associates, LLC a Delaware limited liability company, each a wholly-owned subsidiary of Lyman, comprising the GlobalSat Division of Lyman Bros. The transaction closed on May 2, 2007.

Pursuant to the terms of the Purchase Agreement, the Company acquired the GlobalSat Division from Lyman for a purchase price of $18.4 million in cash, subject to certain working capital adjustments. The purchase price was partially funded through a $16 million acquisition term loan provided by Citibank, N.A.

GlobalSat is a privately held global provider of satellite-based telecommunications services. Headquartered in metropolitan Washington D.C., it employed approximately 70 employees worldwide of which a majority are U.S. Government cleared and has a high concentration of recurring service revenues in the government marketplace.

The following unaudited pro forma combined balance sheet as of March 31, 2007 and unaudited pro forma combined statements of operations for nine months ended March 31, 2007 and the year ended June 30, 2006 were prepared by combining the unaudited balance sheets as of March 31, 2007, and the unaudited statements of operations for the nine months ended March 31, 2007 of the Company and the GlobalSat Division and the audited statement of operations of the Company and unaudited statement of operations of the GlobalSat Division for the year ended June 30, 2006. The unaudited combined pro forma statements of operations have been prepared assuming the acquisition occurred on July 1, 2005. The unaudited combined pro forma balance sheet has been prepared assuming the acquisition occurred on March 31, 2007.

The unaudited pro forma condensed combined financial information is presented in accordance with Article 11 of Regulation S-X. The acquisition has been accounted for under the purchase method of accounting in accordance with Statements of Financial Accounting Standards No. 141, Business Combinations. Under the purchase method of accounting, the total estimated purchase price, calculated as described in Note 2 to these unaudited pro forma combined financial statements, is allocated to the net tangible and intangible assets acquired and liabilities assumed of GlobalSat in connection with the acquisition, based on their estimated fair values at the acquisition date. The Company has not yet completed its analysis of the fair value of the acquired assets and liabilities. The amounts recorded have been estimated and are subject to change.

The unaudited pro forma condensed combined financial statements have been prepared by management for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had the Company and the GlobalSat Division been a combined company during the specified periods. The unaudited pro forma condensed combined financial statements do not reflect any operating efficiencies and cost savings the Company may achieve with respect to the combined companies. The pro forma adjustments are based upon available information and assumptions that the Company believes are reasonable at this point in time. The unaudited pro forma condensed combined financial statements, including the notes thereto, are qualified in their entirety by reference to, and should be read in conjunction with, Globecomm Systems Inc.’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended June 30, 2006 and its unaudited consolidated financial statements included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2007 and the GlobalSat combined financial statements for the year ended December 31, 2006, included herein.

GLOBECOMM SYSTEMS INC.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

MARCH 31, 2007

(in thousands)

	Globecomm Systems Inc.	GlobalSat	Pro forma adjustments			Combined
Assets
Current assets:
Cash and cash equivalents	$29,768	$17		$(2,400)	A
				(666)	C	$26,719
Accounts receivable, net	26,667	2,851				29,518
Inventories	16,770	332				17,102
Prepaid expenses and other current assets	1,718	247				1,965
Deferred income taxes	22	—				22
Total current assets	74,945	3,447		(3,066)		75,326
Fixed assets, net	27,368	3,067				30,435
Goodwill	7,204	252		14,950	E
				(252)	D
				2,952	D	25,106
Intangible assets	—	—		3,700	E	3,700
Other assets	908	19				927
Total assets	$110,425	$6,785		$18,284		$135,494
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$18,644	$469	$			$19,113
Deferred revenues	6,351	7,719				14,070
Accrued payroll and related fringe benefits	3,716	457				4,173
Other accrued expenses	1,921	197				2,118
Deferred liabilities	296	—				296
Current portion of long term debt	—	508		(324)	B
				3,200	A	3,384
Total current liabilities	30,928	9,350		2,876		43,154
Long term debt	—	1,591		(1,591)	B
				12,800	A	12,800
Other liabilities	1,077	43				1,120
Commitments and contingencies
Stockholders’ equity:
Series A Junior Participating	—	—				—
Common Stock	17	—				17
Additional paid-in capital	142,022	—				142,022
Accumulated Deficit	(60,838)	—				(60,838)
Parent’s equity (deficit)	—	(4,199)		4,199	D	—
Treasury Stock	(2,781)	—				(2,781)
Total stockholders’ equity	78,420	(4,199)		4,199		78,420
Total liabilities and stockholders’ equity	$110,425	$6,785		$18,284		$135,494

See accompanying notes.

GLOBECOMM SYSTEMS INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED MARCH 31, 2007

(in thousands, except per share data)

	Globecomm Systems Inc.	GlobalSat		Pro forma adjustments		Combined
Revenues from ground segment systems, networks and enterprise solutions	$77,630	$				$77,630
Revenues from data communications services	23,927		18,323			42,250
Total revenues	101,557		18,323			119,880
Costs and operating expenses:
Costs from ground segment systems, networks and enterprise solutions	62,502					62,502
Costs from data communications services	19,694		14,251			33,945
Selling and marketing	5,831		701			6,532
Research and development	963					963
General and administrative	8,398		1,696	296	I	10,390
Total costs and operating expenses	97,388		16,648	296		114,332
Income from operations	4,169		1,675	(296)		5,548
Other income:
Interest income	1,007			(53)	G	954
Interest expense	—		166	550	F	716
Income before income taxes	5,176		1,509	(899)		5,786
Provision for income taxes	122			(1)	H	121
Net income	$5,054		$1,509	(898)		5,665
Basic net income per common share	$0.32					$0.36
Diluted net income per common share	$0.31					$0.34
Weighted-average shares used in the calculation of basic net income per common share	15,620					15,620
Weighted-average shares used in the calculation of diluted net income per common share	16,473					16,473

See accompanying notes.

GLOBECOMM SYSTEMS INC.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2006

(in thousands, except per share data)

	Globecomm Systems Inc.	GlobalSat	Pro forma adjustments		Combined
Revenues from ground segment systems, networks and enterprise solutions	$97,967				$97,967
Revenues from data communications services	28,069	$20,034			48,103
Total revenues	126,036	20,034			146,070
Costs and operating expenses:
Costs from ground segment systems, networks and enterprise solutions	81,410				81,410
Costs from data communications services	23,605	14,692			38,297
Selling and marketing	7,029	340			7,369
Research and development	1,052				1,052
General and administrative	9,589	2,272	1,035	I	12,896
Total costs and operating expenses	122,685	17,304	1,035		141,024
Income from operations	3,351	2,730	(1,035)		5,046
Other income:
Interest income	965		(71)	G	894
Interest expense	—	262	961	F	1,223
Gain on liquidation of foreign subsidiary	264				264
Income before income taxes	4,580	2,468	(2,067)		4,981
Provision for income taxes	88		4	H	92
Net income	$4,492	$2,468	(2,071)		4,889
Basic net income per common share	$0.30				$0.33
Diluted net income per common share	$0.29				$0.31
Weighted-average shares used in the calculation of basic net income per common share	15,001				15,001
Weighted-average shares used in the calculation of diluted net income per common share	15,608				15,608

See accompanying notes.

GLOBECOMM SYSTEMS INC.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1. Description of transaction

On April 23, 2007, Globecomm Systems Inc (the “Company”) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Lyman Bros., Inc., a Utah corporation (“Lyman”), and GlobalSat, LLC, a Maryland limited liability company and a wholly-owned subsidiary of Lyman Bros., Inc. (“GlobalSat”). The Purchase Agreement provides for the acquisition of substantially all of the assets and the assumption of certain liabilities of GlobalSat (the “Assets”), and the acquisition of 100% of the equity interests of Lyman Maryland Properties, LLC, a Utah limited liability company, and Turbo Logic Associates, LLC a Delaware limited liability company, each a wholly-owned subsidiary of Lyman, comprising the GlobalSat Division of Lyman. The transaction closed on May 2, 2007.

Pursuant to the terms of the Purchase Agreement, the Company acquired the GlobalSat Division from Lyman for a purchase price of $18.4 million in cash, subject to certain working capital adjustments. The purchase price was partially funded through a $16 million acquisition term loan provided by Citibank, N.A.

The unaudited pro forma combined statements of operations have been prepared assuming the acquisition occurred on July 1, 2005. The unaudited pro forma combined balance sheet has been prepared assuming the acquisition occurred on March 31, 2007.

2. Purchase Price

The Company has accounted for the acquisition as a purchase under accounting principles generally accepted in the United States. Under the purchase method of accounting, the assets and liabilities of GlobalSat will be recorded as of the acquisition date at their respective fair values and consolidated with those of the Company.

The Company has not yet completed its analysis of the fair value of the acquired assets and liabilities. The amounts recorded have been estimated and are subject to change.

The preliminary estimate of the purchase price allocation, which includes approximately $666,000 in transaction related costs, is as follows (in thousands):

Total current assets	$5,784
Fixed assets	3,027
Goodwill	14,950
Customer relationships	3,000
Contracts backlog	640
Covenant not to compete	60
Liabilities	(8,395)
Total Purchase Price	$19,066

3. Pro Forma Adjustments

A)	To reflect long term debt of $16.0 million used to partially fund the acquisition and a reduction of cash of $2.4 million comprising the $18.4 million purchase price.
B)	To reflect reduction in debt of approximately $1,915,000 not assumed by the Company.
C)	To reflect cash paid of approximately $666,000 for transaction related costs.
D)

Eliminate equity and adjust the goodwill of GlobalSat as part of the acquisition. The combined goodwill amount of $25,106,000 is $2,952,000 higher than the aggregate goodwill of the Company and GlobalSat at the date of acquisition, as reflected in the estimated purchase price allocation in Note 2, because the amount of net assets of GlobalSat at the pro forma date of March 31, 2007 was that amount less than the estimated amount at the date of closing (May 2, 2007).

E)	To reflect goodwill of $14,950,000 and intangible assets of $3,700,000 resulting from the purchase price allocation.

F)

To reflect an increase in interest expense of approximately $669,000 and $1,105,000 for the nine months ended March 31, 2007 and year ended June 30, 2006, respectively, due to the $16.0 million term loan used to partially fund the acquisition, partially offset by the decrease in interest expense of approximately $119,000 and $144,000 for the nine months ended March 31, 2007 and year ended June 30, 2006, respectively, related to debt not assumed by the Company.

G)

To reflect reduction in interest income of approximately $53,000 and $71,000 for the nine months ended March 31, 2007 and year ended June 30, 2006, respectively, due to assumed use of $2.4 million of the Company’s existing cash to partially fund the acquisition and approximately $666,000 of cash paid for transaction related costs.

H)

To reflect an income tax (benefit) provision of approximately $(1,000) and $4,000 for the nine months ended March 31, 2007 and year ended June 30, 2006, respectively, using the Company’s effective tax rate of approximately 2% on the pro forma adjustments including impact of book to tax differences. In addition, this rate was applied to the pretax net income of GlobalSat as GlobalSat operated as a subsidiary of an S Corp and was not subject to income taxes.

I)

To reflect amortization expense of approximately $296,000 and $1,035,000 for the nine months ended March 31, 2007 and year ended June 30, 2006, respectively, related to the intangible assets acquired. Included in the amortization expense for the year ended June 30, 2006 is $640,000 of amortization expense related to the contract backlog, which will be amortized in the first eight months subsequent to the acquisition date.